Mail Stop 4561


								July 28, 2006






Ms. Maria L. Bouvette
President and Chief Executive Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223


Re: 	Porter Bancorp, Inc.
      Amendment Number Three to Registration Statement on Form S-1 File No. 333-133198
      Filed July 17, 2006

Dear Ms. Bouvette:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







General
1. We note that you have provided to us supplementally the proposed price range. We may have additional comments once you file the actual range.
2. Please note the updating requirements of Rule 3-12 of Regulation
S-X

Overview, page 1
3. We note your response to comment 3 of our letter to you dated
July
3, 2006. Please disclose in the second paragraph on page 1 and on pages 18 and 80, that under Kentucky law, shareholders with 80 percent of the stock can take corporate action by consent without any notice or approval of other stockholders.

History and Growth, page 1

4. We note your response to comment 4 of our letter to you dated
July
3, 2006.   Please disclose, here and elsewhere (such as page 20)
as
appropriate, your representation that the convertible non-voting stock has the same value as your voting common stock.

Certain Relationships and Related Transactions, page 89

5. We note your response to comment 10 of our letter to you dated July 3, 2006. Please revise this disclosure on pages 92 and 93 to more accurately reflect any changes since the valuation was made and acted upon on December 31, 2005 including, but not limited to the following:
* disclose your representation that the convertible nonvoting stock is of equal value to the voting stock;
* explain, in the third bullet point, whether your incurring higher tax expense in 2006 than in 2005 positively or negatively effects the value of your stock and whether this was unanticipated;
* quantify, in the fourth bullet point, any material changes, both positive and negative, in the combined entity as opposed to the four separate entities since December 31, 2005, discuss whether these were unanticipated and disclose that the valuation was based on "management`s assessment of the "prospects" for the integrated company; and
* quantify, in the sixth bullet point, the changes in the banking market to which you refer and explain how they effect any change in valuation from December 31, 2005.




Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-14
6. Please have your independent accountants revise or dual date their audit opinion as appropriate due to the restatement of your previously issued financial statements as of and for the year ended
December 31, 2005.

Note 18 - Merger of Entities Under Common Control, page F-39
7. We note your response to comment 4 from our letter dated July
10,
2006. Please revise your filing to clearly disclose that you have restated your previously issued financial statements as of and for the year ended December 31, 2005 in order to correct an accounting error. Refer to paragraph 26 of SFAS 154.
8. As a related matter, please revise your column headings throughout the filing where appropriate to clearly indicate that your financial statements as of and for the year ended December 31, 2005 have been restated.
9. It appears that when you revised your financial statements for the year ended December 31, 2005 to account for the acquisition of BBA and Mammoth minority interests as mergers of entities under common control, you did not restate your financial statements (including results of operations) for all prior years presented in a method similar to a pooling of interests. Please revise your filing as appropriate or tell us how you considered the guidance in paragraphs
D14 to D18 of SFAS 141 in restating your financial statements to account for these transactions.

Note 23 - Subsequent Event, page F-43
10. Please revise to indicate whether you acquired the assets of Associates Mortgage Group from a related party or an unrelated third party in an arms length transaction.













      * * * * * * * * * * * * *




      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Lisa A. Haynes at (202) 551-3424 or Donald
A.
Walker at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director





cc. 	Alan K. MacDonald, Esquire
      Frost Brown Todd LLC
      Suite 3200
      400 West Market Street
      Louisville, Kentucky 40202






Ms. Maria L. Bouvette
Porter Bancorp, Inc.
July 27, 2006
Page 5